# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: City National Rochdale Strategic Credit Fund, CIK 0001737936
CUSIP: 178568101
Title of class of securities: Shares of beneficial interest
Address of issuer's principal executive offices: 400 Park Avenue, New York, New York (NY), 10022
Date of event which requires filing of this statement: 08/31/2026
Amends the filing with accession number 0000929638-20-000062
Filed by CIK 0001009289
Persons authorized to receive notices and communications: Christina Weber, RBC Rochdale, LLC, 400 Park Avenue, New York, New York (NY), 10022, 212-702-3500

## Reporting persons
- RBC Rochdale, LLC (CIK 0001009289): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 41,397,534; shared dispositive power 0; aggregate amount beneficially owned 41,397,534 (92.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Shares of beneficial interest
Name of issuer: City National Rochdale Strategic Credit Fund
Address of issuer's principal executive offices: 400 Park Avenue, New York, New York (NY), 10022
Comment: This Schedule 13D relates to shares of beneficial interest ("Shares") of City National Rochdale Strategic Credit Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended ("1940 Act"), as a closed-end, non-diversified, management investment company (the "Issuer"). The address of the Issuer's principal executive offices is 400 Park Avenue, New York, New York 10022.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of RBC Rochdale, LLC (the "Reporting Person"). The securities reported herein are beneficially owned by the Reporting Person in its capacity as investment manager to the Issuer and investment adviser to separately managed accounts.
Residence or business address: The business address of the Reporting Person is RBC Rochdale, LLC, 400 Park Avenue, New York, New York 10022.
Present principal occupation or employment: The Reporting Person is a registered investment adviser that, among other things, provides investment advisory services to the Issuer and to separately managed accounts that invest in the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover page of the Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares reported herein as being beneficially owned by the Reporting Person were purchased at net asset value by the separately managed accounts over a number of years.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is the adviser of the Issuer and serves as investment adviser to separately managed accounts that invest in the Issuer. As part of its investment advisory services rendered to the separately managed accounts, the Reporting Person acquires, holds, and disposes of Shares of the Issuer for the separately managed accounts for investment purposes in the ordinary course of business. The Reporting Person intends to review the separately managed accounts' investments in the Issuer on a continuing basis and may cause the separately managed accounts to acquire additional securities of the Issuer or to sell, or otherwise dispose of, all or some of the securities of the Issuer. Such actions will depend upon a variety of factors, including, without limitation, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

Pursuant to a Master Services Agreement (the "Master Services Agreement") between the Reporting Person and Glass, Lewis & Co., LLC ("Glass Lewis"), dated as of February 23, 2022, the Reporting Person has delegated to Glass Lewis full voting authority with respect to Shares held by the separately managed accounts for which the Reporting Person otherwise had voting power. Glass Lewis has agreed to vote such Shares in accordance to its proxy voting guidelines. The Master Services Agreement shall remain in effect for successive one-year terms unless the Reporting Person provides written notice of non-renewal at least sixty-days prior to the end of the then-current term. This summary is qualified in its entirety by reference to the terms of the Master Service Agreement, filed as Exhibit 99.1 hereto, which is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages.
Transactions in the class effected during the past sixty days:
The following table lists transactions in the Shares purchased or sold by the Reporting Person on behalf of separately managed accounts during the sixty day period prior to the filing of this Schedule 13D:

Transaction Date No. Shares Price Per Share
Purchases from Fund 08/27/2026 601,582.53 $4.39
Redemptions of Shares 09/21/2026 2,515,642.41 $4.46
Purchases from Fund 09/28/2026 500,112.94 $4.11
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 regarding the Master Service Agreement is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Master Services Agreement between the Reporting Person and Glass, Lewis & Co., LLC, dated as of February 23, 2022.

## Signatures
- RBC Rochdale, LLC: /s/ Christina Weber, Christina Weber / Chief Compliance Officer (10/20/2026)